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                                                                       EXHIBIT B

[WORLD ACCESS, INC. LOGO]          NEWS RELEASE

                         CONTACT:  Steven A. Odom   Chairman & CEO
                                   Hensley E. West  President & COO
                                   Mark A. Gergel   Vice President & CFO
                                   (404) 231-2025

FOR IMMEDIATE RELEASE
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                 World Access, Inc.  Signs Definitive Agreement
           To Acquire Majority Stake in NACT Telecommunications, Inc.

     ATLANTA Jan. 2 /PRNewswire/ -- World Access, Inc. (Nasdaq: WAXS), announced today that it has signed a definitive agreement with GST Telecommunications, Inc. ("GST") and GST USA, Inc., a wholly owned subsidiary, of GST ("GST USA"), to acquire 4,105,043 shares of NACT Telecommunications, Inc. ("NACT") common stock held by GST USA. NACT (Nasdaq: NACT) is a Provo, Utah-based provider of advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. NACT's customers include national and international long distance carriers, prepaid debit and prepaid cellular network operators, international callback/reorigination providers and other specialty telecommunications service providers.
     Pursuant to the terms of a Stock Purchase Agreement, World Access will pay GST $17.50 per share of NACT common stock, or approximately $71.8 million, $59.6 million of which will be paid in cash and $12.2 million of which will be paid through the issuance of shares of World Access common stock. The completion of this transaction, currently scheduled for mid-February, will raise World Access' equity ownership in NACT to approximately 55%. In addition, GST has the option under the Agreement to sell World Access the remaining 1,008,669 shares of NACT common stock held by GST USA at the same price of $17.50 per share, or approximately $17.7 million, payable through the issuance of shares of World Access common stock. If GST elects to exercise this option, World Access' equity ownership in NACT will increase to approximately 67%.
     World Access intends to promptly propose a merger with NACT pursuant to which all of the shares of NACT common stock not owned by World Access would be exchanged for shares of World Access common stock. The merger would be contingent upon the completion of the GST stock purchase.
     World Access also announced today, that upon the completion of its pending acquisition of Advanced TechCom, Inc. ("ATI") and the NACT stock purchase, it expects to record a significant one-time charge to earnings for in-process ATI and NACT research and development projects and other related costs. The exact amount of the one-time charge has not yet been determined.


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    Steven A. Odom, Chairman and Chief Executive Officer, said, "The acquisition of NACT, which is expected to be accretive to World Access' 1998 earnings, is in line with the Company's strategy to broaden its offering of switching, transport and access products and fully support its customers as they build new and/or upgrade existing telecommunications networks. NACT has been providing its customers comprehensive telecommunications network equipment and services since 1982. It has enjoyed considerable growth and success in recent years since the introduction of its STX tandem switch in February 1996. The STX switch, when combined with NACT's multi-tasking billing systems, provide a turnkey package for the emerging interexchange carrier industry. We believe that the STX switch represents today's benchmark for the fast growing, specialty application switching systems industry.

    "We are particularly pleased that Lindsay Wallace, President and Chief Executive Officer of NACT, will continue to manage NACT as a majority owned subsidiary of World Access. Under the leadership of Mr. Wallace, and his outstanding team of engineering, sales and operations professionals, NACT reported record revenues of $27.7 million and pre-tax income of $6.3 million in its most recently completed fiscal year, increases of 70% and 2200%, respectively from the previous year's results. We are optimistic that World Access' financial strength, extensive customer base, engineering capabilities and broad range of manufacturing and support services will further support NACT's existing business and provide additional sales and profit growth opportunities for both companies."

    Mr. Odom added, "World Access will be sponsoring a conference call on Monday, January 5th at 4:30 E.S.T. to further review the strategic and financial impact of the NACT and ATI acquisitions with our shareholders and other interested parties. Further information on the conference call will be released later today."

    World Access, Inc. develops, manufactures and markets wireline and wireless switching, transport and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company offers digital switches, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. To support and complement its products sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services. The Company is headquartered in Atlanta, Georgia and conducts its principal operations from eight facilities located strategically throughout the United States.

    SOURCE  World Access, Inc.
        -0-                         01/02/98
        /CONTACT: Steven A. Odom, Chairman & CEO: Hensley E. West, President & COO; or Mark A. Gergel, Exec. VP & CFO, World Access, Inc., 404-231-2025/
        /Web site:  http://www.waxs.com/(WAXS NACT)

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